Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

May 5, 2008	For immediate release

NEWS RELEASE

GREAT PANTHER DRILLS 15.94 METRES @ 1,305g/t SILVER AND 4.60g/t GOLD AND
DISCOVERS NEW BASE METAL RICH ZONE IN GUANAJUATO MINE

GREAT PANTHER RESOURCES LIMITED (TSX: GPR) is pleased to announce that deep diamond drilling at the Company's wholly-owned Guanajuato Mine in Guanajuato, Mexico continues to enlarge the dimensions of the Cata Clavo with considerable widths of exceptionally high grade silver-gold mineralization and has discovered a new silver-copper-lead-zinc zone in the lower portion of the orebody.

Drilling was highlighted by hole EUG08-015, which intersected 15.94 metres grading 1,305g/t silver and 4.60g/t gold in the Veta Madre zone. Four of 23 samples within this interval assayed greater than 7,000g/t silver and 28g/t gold with the highest grade sample being 0.25 metres grading 11,815g/t silver and 46.20g/t gold. A second intersection in EUG08-015 returned 254g/t silver and 0.72g/t gold over 5.20 metres, also in the Veta Madre.

Significant widths of good mineralization were intersected in the Veta Madre Zone in hole EUG08-014 which was drilled up dip and off section to the north from EUG08-015. Hole EUG08-014 intersected 4.54 metres grading 166g/t silver and 0.48g/t gold and 2.28 metres grading 347g/t silver and 1.46g/t gold, both in the Veta Madre. Hole EUG08-013, drilled up dip and off section to the south from EUG08-015, intersected 0.32 metres grading 671g/t silver and 3.72g/t gold in the Veta Madre Zone.

A new base metal rich zone was discovered at a vertical depth of 600 metres by core hole EUG08-016, which was drilled to test the Veta Madre zone at depth. This new zone, in the footwall of the Veta Madre, returned 71g/t silver, 0.93% copper, 0.29% lead, and 0.35% zinc over 3.10 metres, including a higher grade portion assaying 162g/t silver, 2.07% copper, 0.42% lead, and 0.39% zinc over 0.44 metres. This is the first time that any appreciable amount of base metals has been encountered in the Cata Clavo and is evidence of metal zoning as the depth increases. Future drilling will continue to test this new zone both up-dip and along strike. Highlights of holes EUG08-013 to 016 are detailed in the table below. Maps, sections and previous news releases can be viewed on the Company’s website at www.greatpanther.com.

Drill-holes EUG08-013 to 016 were all collared on the same section as holes EUG07-008 to 012 on the 345 level cross cut to test the down dip and strike continuity of the Cata Clavo, and all intersected significant mineralization with some zones demonstrating excellent widths. Drilling is ongoing and, to date, every hole in the deep drilling program at Cata has intersected good mineralization. Although widths and grades in the drilling are variable, as is typical of vein systems, the program is confirming wide spaced historic drill data that indicated the extension of silver-gold mineralization in this area for at least 170 metres below the existing workings and over a strike length of approximately 300 metres. Seven sub-parallel zones of economic grade have now been identified within a system of intense silicification, brecciation, and quartz vein flooding up to 60 metres in thickness.

Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

Samples were assayed by SGS at the Company’s Guanajuato Mine site laboratory and diamond drilling was contracted to Canrock Drilling, of San Luis de Potosi. Robert F. Brown, P. Eng and Vice President of Exploration for the Company, is the Qualified Person for the Guanajuato Mine Project, under the meaning of NI43-101, and has reviewed these results. The Company’s QA/QC program includes the regular insertion of blanks and standards into the sample shipments, plus ISO certified laboratory checks.

Great Panther owns a 100% interest in the Guanajuato Mine Complex. Historically, the Guanajuato Mine was one of the largest silver producers in Mexico and encompasses the core of the Guanajuato District, which has produced 1.2 billion ounces of silver and 4.5 million ounces gold.

Highlights of drill hole intersections:

Hole #	From (m)	To (m)	Width (m)	True Width (m)	Silver (g/t)	Gold (g/t)	Zone	Copper (%)	Lead (%)	Zinc (%)
EUG08-013	153.92	154.24	0.32	0.29	671	3.72	V. Madre 1

EUG08-014	134.13	138.67	4.54	4.09	166	0.48	V. Madre 1
	148.70	150.98	2.28	2.05	347	1.46	V. Madre 2

EUG08-015	134.61	150.55	15.94	14.35	1,305	4.60	V. Madre 1
including	140.78	141.03	0.25	0.23	11,815	46.20
and	141.36	141.81	0.45	0.41	11,100	40.50
and	142.39	142.76	0.37	0.33	11,375	28.20
and	146.93	147.51	0.58	0.52	7,610	31.80
	169.24	174.44	5.20	4.68	254	0.72	V. Madre 2

EUG08-016	268.70	271.80	3.10	1.55	71	0.01	Footwall 2	0.83	0.29	0.35
including	271.36	271.80	0.44	0.22	162	0.01		2.07	0.42	0.39

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer
President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political

Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.